

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 28, 2011

Via E-mail
Mr. George Sharp
Momentum Biofuels, Inc.
7450 West 52nd Avenue
Suite M-115
Arvada, CO 80002

>       **Re:     Momentum Biofuels, Inc.**
>               **Form 10-K for the fiscal year ended December 31, 2010**
>               **Filed April 15, 2011**
>               **File No. 0-50619**

Dear Mr. Sharp:

We have reviewed your response letter dated June 24, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 16

1. We note you have revised your disclosures related to "disclosure controls and procedures". However, it does not appear you have made any revisions to your disclosures regarding "internal controls over financial reporting." Please be advised that management is required to provide two separate assessments, one related to "disclosure controls and procedures" and one related to "internal controls over financial reporting." Therefore, please amend your filing to disclose that management determined your "disclosure controls and procedures" are not effective. Also, as previously requested, please amend your filing to correct the date of management's assessment of your "internal controls over financial reporting" and to include a definitive statement regarding whether or not management concluded that "internal controls over financial reporting" are effective or not effective. Based on the disclosed material weakness, we assume

management concluded internal controls over financial reporting are not effective. Refer to Items 307 and 308 of Regulation S-K.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.  Detailed response letters greatly facilitate our review.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief